Exhibit 18

Press Release

MARCONI ANNOUNCES NEXT GENERATION
OPTICAL NETWORKING DEVELOPMENTS

London — September 19, 2002 — At a briefing held for European press and industry analysts today, Marconi announced a number of developments designed to expand and enhance its Optical Networking portfolio.

The Company announced the availability of a series of next generation Synchronous Digital Hierarchy (SDH) products, branded Series 4, which are more cost effective and offer service providers greater functionality than previous generations of the product. The range includes the Series 4 SMA, the MSH2K and the MSH64C, which are available immediately, and the SMA16-64, which will be available next year.

The Company further announced details of its development plans for a new multi-layer switch (MLS). This unique, next generation architecture builds on Marconi’s expertise in both SDH and dense wavelength division multiplexing (DWDM) transmission technologies. The combination of electrical and optical switching, and the integration of optical transport capabilities, on a single platform will allow network operators to simplify the construction and management of their core transmission networks in a cost-effective way. Development work is advanced in Marconi’s research and development laboratories at Backnang in Germany and Genoa, Italy. The new multi-layer switch will be launched next year.

All investment costs associated with these developments are in line with the Company’s Business Plan, details of which were announced on 29 August 2002.

Further details of the Series 4 and MLS developments are available on Marconi’s web-site www.marconi.com

ENDS/...

Press Release

Notes to Editors

About Marconi plc

Marconi plc is a global telecommunications equipment and solutions company headquartered in London. The company’s core business is the provision of innovative and reliable optical networks, broadband routing and switching and broadband access technologies and services. The company’s aim is to help fixed and mobile telecommunications operators worldwide reduce costs and increase revenues.

The company’s customer base includes many of the world’s largest telecommunications operators. The company is listed on the London Stock Exchange under the symbol MONI. Additional information about Marconi can be found at www.marconi.com.

This press release contains forward-looking statements with respect to products, partners, customers, future growth and other matters. Please refer to the Form 20-F report and Form 6-K reports filed by Marconi plc with the United States Securities and Exchange Commission for a discussion of risks that could cause actual results to differ materially from such statements.

Copyright © 2002 Marconi plc. All rights reserved. All brands or product names are trademarks of their respective holders.

Contacts

Joe Kelly/David Beck
Public Relations
Marconi PLC
+44 (0) 207 306 1771
joe.kelly@marconi.com

Heather Green
Investor Relations
Marconi PLC
+44 (0) 207 306 1735
heather.green@marconi.com